Exhibit 8.1

Subsidiaries of Dynagas LNG Partners LP

Name	Jurisdiction of Formation
Dynagas Operating LP	Marshall Islands

Dynagas Operating GP LLC	Marshall Islands

Dynagas Equity Holding Ltd.	Marshall Islands

Dynagas Finance Inc.	Marshall Islands

Dynagas Finance LLC	Delaware

Pegasus Shipholding S.A.	Marshall Islands

Seacrown Maritime Ltd.	Marshall Islands

Lance Shipping S.A.	Marshall Islands

Noteworthy Shipping Limited	Malta

Navajo Marine Limited	Marshall Islands

Solana Holding Ltd.	Marshall Islands

Dynagas LNG Carriers Ltd.	Marshall Islands